3500 Lacey Road, Suite 700
Downers Grove, IL 60515
Telephone +1 630 933 9600
Facsimile +1 630 933 9699 invesco.com/us

August 10, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Invesco Exchange-Traded Fund Trust

1933 Act Registration No. 333-102228

1940 Act Registration No. 811-21265

Ladies and Gentlemen:

On behalf of Invesco Exchange-Traded Fund Trust (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, and rule 485(a) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 269 (the “Amendment”) to the Trust’s registration statement on Form N-1A. This Amendment is being filed in order to register a new series of the Trust, to be called the Invesco S&P 500® Equal Weight Communication Services ETF.

Please send copies of all correspondence with respect to this Amendment to the undersigned, or contact me at (630) 684-6929.

Very truly yours,

Invesco Exchange-Traded Fund Trust

/s/ Stacie Lamb
Stacie Lamb
Counsel

800 983 0903     invesco.com     @Invesco